PROSPECTUS

LIFECORE BIOMEDICAL, INC.

23,152 Shares of
Common Stock
($.01 par value)

      This prospectus relates to an aggregate of 23,152 shares of Common Stock, par value $.01 per share, of Lifecore Biomedical, Inc., a Minnesota corporation, that may be sold from time to time by the selling shareholder named on page 12 of this Prospectus. We will not receive any proceeds from the sale of the shares. We have agreed to pay the expenses of registration of the shares, including legal and accounting fees.

      The selling shareholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

      Any or all of the shares may be offered from time to time in transactions on the Nasdaq National Market in brokerage transactions at prevailing market prices or in transactions at negotiated prices.

      The shares offered by this prospectus have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the shares.

      Our common stock is traded on the Nasdaq National Market under the trading symbol “LCBM”. On August 2, 2001, the last sale price of our common stock as reported on the Nasdaq National Market was $6.20 per share.

      The acquisition and ownership of the shares of common stock sold under this prospectus involve a high degree of risk. The shares should be purchased only by investors who are able to afford the risk of loss of their entire investment. See “Risk Factors on page 4.”

      Neither the Securities and Exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2001.

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
RISK FACTORS
THE COMPANY
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, and does not contain all the information set forth in the registration statement and exhibits to the registration statement. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our reports, proxy statements and other information filed can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. A copy of the registration statement is also available on the Commission’s EDGAR site on the World Wide Web at: http: www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. We incorporate the documents listed below:

(a) our Annual Report on Form 10-K for the year ended June 30, 2000;

(b) our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001; and

(c) the description of our common stock contained in the Registration Statement on Form S-2 dated August 30, 1995, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this prospectus and prior to the termination of the offering described herein.

      We also incorporate by reference any filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering of the shares. Any statement contained in this prospectus or in a document all or part of which is incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide you without charge upon the written or oral request, a copy of any or all of the documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Chief Financial Officer, Lifecore Biomedical, Inc., 3515 Lyman Boulevard, Chaska, Minnesota 55318, telephone number (952) 368-4300.

RISK FACTORS

      Acquiring and owning the shares offered by this prospectus involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information appearing in or incorporated by reference in this prospectus.

We may not be profitable in the future and may need additional financing to continue operations

      We recorded a net loss of $1,599,000 for the year ended June 30, 2000. While we had net income of approximately $1,576,000 and $233,000 for the years ended June 30, 1999 and 1998, we had experienced net losses prior to fiscal 1998, including a net loss of $1,033,000 for the year ended June 30, 1997. As our Hyaluronan Division increases production to meet current and future requirements, our direct charges associated with excess plant capacity will decrease; however, research and development costs for GYNECARE INTERGEL Adhesion Prevention Solution, sales and marketing expenses for the oral restorative products, and personnel costs are increasing. In fiscal 2000 and 2001, we have recorded charges for unused capacity associated with our hyaluronan production, which have negatively impacted operating results. These charges are a result of an unanticipated delay in receiving GYNECARE INTERGEL Solution marketing approval in the U.S. from the United States Food and Drug Administration, known as the FDA. We expect that our Hyaluronan Division gross margins will continue to be negatively impacted until marketing approval for GYNECARE INTERGEL Solution is received and sufficient production and sales volume of GYNECARE INTERGEL Solution is achieved. We expect a net loss for the fiscal year ended June 30, 2001 due to recording excess capacity charges resulting from the delay in timing of FDA approval of GYNECARE INTERGEL Solution.

      Our ability to generate positive cash flow from operations and achieve profitability is dependent upon the continued expansion of revenue from our hyaluronan and oral restorative businesses. We expect that our future cash requirements will be covered by cash generated from anticipated operations and from our line of credit facility. We may not attain and maintain positive cash flow before our capital resources are exhausted. We have received waivers through fiscal 2002 with respect to some of the covenants in the industrial development revenue bonds used to finance our facility. We may not receive waivers after fiscal 2002 and, therefore, the bonds may be required to be redeemed before maturity. If we need additional financing, it may not be available and, if available, may not be on favorable terms.

We may not be able to successfully develop new hyaluronan products

      A significant amount of our anticipated growth is dependent on our ability to develop, manufacture and market new product applications for hyaluronan. Formulations must be developed, tested and, in most cases, approved for use by appropriate government agencies. Once approved as products, they must be manufactured in commercial quantities and marketed successfully. Each of these steps involves significant amounts of time and expense. These products, if and when fully developed and tested, may not perform in accordance with our expectations. Necessary regulatory approvals may not be obtained in a timely manner, if at all. These products may not be successfully and profitably produced and marketed.

      We have made a significant investment in the development of GYNECARE INTERGEL Solution, a hyaluronan product to reduce the incidence of postsurgical adhesions. Clinical trials for certain surgical applications of GYNECARE INTERGEL Solution have been completed. The product is being sold on a selective basis in certain countries outside the United States. Sales in the United States are pending approval of the product by the FDA. In January 2000, a reviewing panel of the FDA recommended to the FDA that GYNECARE INTERGEL Solution not be approved for use in the United States. After consulting with the FDA, we prepared and submitted an amendment to the existing Pre-Market Approval Application, or PMA, in June 2000 to address issues related to the advisory panel’s concerns. After review of the amendment, FDA’s Office of Device Evaluation (“ODE”) determined that, while the results of clinical testing may appear to be encouraging, in their opinion there was not sufficient information to demonstrate reasonable assurance of safety and effectiveness. Thus, ODE concluded that the PMA is not approvable at this time and notified us of options for agency review of ODE’s determination. Our current PMA application remains open while we pursue the formal dispute resolution process outlined under the auspices of the FDA Modernization Act of 1997. The Office of Device Evaluation’s Ombudsman has approved our appearance before the Medical Devices Dispute Resolution Panel (“MDDRP”). The MDDRP is scheduled to convene in September 2001 to make a determination and recommendation to the FDA’s Director of the Center for Devices and Radiological Health regarding GYNECARE INTERGEL Solution. Our ability to make commercial sales of GYNECARE INTERGEL Solution in the United States is dependent upon receipt of approval of our PMA from the FDA. It is possible that the PMA will not be approved by the FDA within our timetable, or at all. Furthermore, even if we receive approval, GYNECARE INTERGEL Solution may not receive market acceptance. Failure to achieve significant sales of GYNECARE INTERGEL Solution would have a material adverse effect on our future operations.

We rely on marketing and development support from corporate partners

      We have historically developed, manufactured, and marketed our hyaluronan division products through long-term strategic alliances with corporate partners. In the case of such relationships, the speed and other aspects of the development project are sometimes outside of our control, as the other party to the relationship often has priorities that differ from our priorities. Therefore, the timing of commercialization of our products under development may be subject to unanticipated delays.

      Further, we currently have limited direct sales capabilities in our hyaluronan division and generally rely upon our corporate partners for marketing and distribution to end-users. The market success of our hyaluronan products generally will depend upon the size and skill of the marketing organizations of our corporate partners, as well as the level of priority assigned to the marketing of our products by these entities, which may differ from our priorities. Should one or more of our strategic alliances fail to develop or market products as planned, our business may be adversely affected. We may not be able to negotiate acceptable strategic alliances in the future or current strategic alliances may not continue beyond the terms of existing agreements.

      The development contracts into which we enter with corporate partners are typically long-term agreements that are subject to development milestones, product specifications, and other terms. Consequently, future agreement often is required regarding the course and nature of continued development activities. Contractual issues requiring resolution between the parties have arisen in the past and are expected to arise in the ordinary course of our future development activities. Some issues may not be successfully resolved.

We have limited direct sales and marketing resources

      Our oral restorative division markets our products through a direct sales force and a distribution network. Continued growth of our revenues from oral restorative products will depend on the ability of this sales and distribution network to increase our market share by convincing practitioners to use our products over competing established products. The sales and distribution network may not be successful in increasing or maintaining our market share or sales levels. Failure to increase the market share of these products would adversely affect our results of operations and financial condition.

The intense competition in our industry may adversely affect our future sales and operations

      We are engaged in very competitive segments of the human health care products industry. Competitors of our hyaluronan and oral restorative divisions in the United States and elsewhere are numerous and include major chemical, dental, medical, and pharmaceutical companies, as well as smaller specialized firms. Many of these competitors have substantially greater capital resources, marketing experience, and research and development resources than us. These companies may succeed in developing products that are more effective than any of our products. Our competitors may also prove to be more successful than us in producing and marketing these products. In addition, our oral restorative division is competing against a number of large established competitors. To increase sales, the division must gain market share from its competitors. We may not be able to continue to compete successfully against these competitors.

      Our primary development project involves GYNECARE INTERGEL Solution and its potential application in reducing the incidence of postsurgical adhesions. Several companies are pursuing anti-adhesion product development, including Alliance Pharmaceuticals, Inc., Anika Therapeutics, Inc., Biomatrix, Inc., Focal, Inc., Genzyme Biosurgery Inc., Gliatech, Inc., Life Medical Sciences, Inc., Osteotech and W.L. Gore & Associates, Inc. Genzyme Biosurgery Inc. also sells an ophthalmic hyaluronan component to Alcon Laboratories, Inc., our largest customer.

      Besides currently available products, product introductions by present or future competitors or future technological or health care innovations may render our products and processes obsolete.

      In addition, negative announcements regarding any competitor’s products may have a negative impact on the public’s perception of the market potential for all similar products, including our products.

Our success depends on the ability to protect our proprietary technology

      Our success depends, to a large extent, on our ability to maintain a competitive technological position in our product areas. While we have patents that have been allowed or issued, patents may not effectively protect our proprietary technology. If other manufacturers were to infringe on our patents, we may not be successful in challenging, or may not have adequate resources to challenge, the infringement. We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain our competitive position. Others may independently develop similar know-how or otherwise obtain access to our technology. While our employees, temporary staff, consultants and corporate partners with access to proprietary information are required to enter into confidentiality agreements, these agreements may not provide adequate protection from loss of proprietary technology or know-how.

      Under current law, patent applications in the United States are maintained in secrecy until patents are issued, and patent applications in foreign countries are maintained in secrecy for a period after filing. The right to a device patent in the United States is attributable to the first to invent the device, not the first to file a patent application. Accordingly, we cannot be sure that our products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications. We have not received any notices alleging, and are not aware of, any infringement by us of any other entity’s patents relating to our current or anticipated products. However, our products may infringe upon patents or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of the patents or be required to redesign our products or processes to avoid infringement. Licenses may not be available or, if available, may not be on terms acceptable to us or we may not be successful in any attempt to redesign our products or processes to avoid infringement. Our failure to obtain licenses or to redesign our products or processes would have a material adverse effect on our business, financial condition, and results of operations.

Our products under development have not yet received regulatory approval and our existing products are subject to regulation

      Our products under development are considered to be medical devices and, therefore, they require clearance or approval by the FDA before commercial sales can be made in the United States. The products also require approvals of foreign government agencies before sales may be made in many other countries. The process of obtaining these clearances or approvals varies according to the nature and use of the product. It can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. We may not receive all of the required clearances or approvals.

      In addition, most of our existing products and our customers are subject to continued regulation by the FDA, various state agencies and foreign regulatory agencies which regulate manufacturing, labeling and record-keeping procedures for our products. Marketing clearances or approvals by these agencies can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance or approval. These agencies can also limit or prevent the manufacture or distribution of our products. A determination that we are in violation of these regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures, injunctions, and, in extreme cases, criminal sanctions.

We may not be able to meet future demand for our products

      We have designed our modular facility to permit the production of hyaluronan at levels exceeding current levels of production. However, in the event of a sudden increase in demand for any of our hyaluronan products, we will be required to scale-up operations, including the acquisition and validation of additional equipment and training of additional personnel. We may not be able to adequately meet any such demands on a timely basis.

Unforeseen events may interrupt manufacturing of our products

      Our manufacturing requires extensive specialized equipment. In addition, we manufacture our hyaluronan products at one facility. Although we have contingency plans in effect for certain natural disasters, as well as other unforeseen events that could damage our facilities or equipment, any of these events could materially interrupt our business. We have business interruption insurance to cover lost revenues and profits under certain of these circumstances. However, this insurance would not compensate us for the loss of opportunity and potential adverse impact on relations with our existing customers created by an inability to produce our products.

We depend on the continued service of our management team

      Our success depends in large part upon the services of our executive officers. The executive officers consist of Dr. James W. Bracke, President and Chief Executive Officer; Dennis J. Allingham, Executive Vice President and Chief Financial Officer; Andre Decarie, Vice President of Marketing and Sales, Brian J. Kane, Vice President of New Business Development; and Colleen M. Olson, Vice President of Corporate Administrative Operations. The loss of any one of these individuals may have a material adverse effect on our business and operations. Dr. Bracke has an employment agreement that extends through November 2001, with automatic renewal options for successive one-year periods. Although we own a life insurance policy covering Dr. Bracke, the proceeds of such policy may not be sufficient to compensate us for the loss of his services. We do not have employment agreements with or life insurance policies covering the other officers.

We may be subject to product liability claims if our products fail to perform properly

      The manufacture and sale of our products entails a risk of product liability claims. In addition to product liability exposure for our own products, we may be subject to claims for products of our customers which incorporate our materials. We maintain product liability insurance coverage in amounts we believe are adequate. However, we may not have sufficient resources if claims exceed available insurance coverage. While we have not experienced any product liability claims to date, a product liability claim, or other claim with respect to uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on the business, financial condition and results of operations. In addition, adequate insurance may not continue to be available to us and, if available, the insurance may not continue to be on commercially acceptable terms.

The price of our common stock may fluctuate

      Market prices in the United States for securities of medical technology companies can be highly volatile, and the trading price of our common stock could be subject to significant fluctuations in response to quarterly variations in operating results, announcements of the status or results of governmental approvals, development projects or technological innovations by us or our competitors, government regulation and other events or factors. The volatility in market prices may be unrelated to the operating performance of particular companies. These market fluctuations have in the past materially adversely affected the market price of our common stock, and may do so in the future.

Certain provisions of our articles of incorporation and Minnesota law make a takeover of our company difficult and may deprive our shareholders of opportunities to sell shares at above-market prices

      Our Board of Directors has the authority, without any action by the shareholders, to fix the rights and preferences of any shares of our preferred stock to be issued from time to time. Pursuant to our articles of incorporation, our Board of Directors is divided into three classes of directors, with each director serving a three-year term. Each year only one class of directors is subject to a shareholder vote, and approximately one-third of the directors belongs to each class. A shareholder desiring to control our Board of Directors must participate in two elections of directors to obtain majority representation on our Board of Directors. In addition, as a Minnesota corporation, we are subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. All of these factors could have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over the prevailing market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

No Dividends

      We have never paid or declared a dividend on our capital stock and do not anticipate doing so for the foreseeable future.

We are involved in certain legal proceedings

      In March 2000, we were served with a lawsuit by The Straumann Company alleging unfair competition and trade dress infringement surrounding our STAGE-1™ Single Stage Implant System. Straumann Company moved for a preliminary injunction, seeking a court order prohibiting our continued sale of STAGE-1 Single Stage Implants. The federal court denied Straumann’s motion, ruling that Straumann had failed to prove that the claimed “trade dress” was nonfunctional in nature. We believe the lawsuit is without merit and intend to vigorously defend our position. However, if we do not prevail in this suit, sales of the STAGE-1 Single Stage Implant System would cease and we may be liable for damages. This could have a material adverse effect on our business, financial condition and results of operations.

THE COMPANY

      We develop, manufacture and market surgical devices through two divisions, the hyaluronan division and the oral restorative division. Our internet website is www.lifecore.com. Information contained in our website is not part of this prospectus.

      Our hyaluronan division is principally involved in the development and manufacture of products utilizing hyaluronan, a naturally occurring carbohydrate that moisturizes or lubricates the soft tissues of the body. Our hyaluronan division’s primary development project involves a version of our patented ferric hyaluronan technology, GYNECARE INTERGEL Adhesion Prevention Solution. GYNECARE INTERGEL Solution is intended to reduce the incidence of fibrous tissue adhesions, which commonly form as part of the body’s natural healing process when tissues or organs are subject to accidental or surgical trauma. Particularly with respect to abdominal, cardiovascular, orthopedic, reproductive, and thoracic surgeries, these adhesions may cause internal complications that often require costly postsurgical intervention. Government sources recently estimated the annual cost for treatment of adhesion complications in the female lower abdomen alone, a common site for the occurrence of adhesions, at $1.4 billion in the United States. Since June 1998, our exclusive worldwide marketing partner, GYNECARE, the women’s healthcare division of ETHICON, INC., a Johnson & Johnson Company, has been marketing GYNECARE INTERGEL Solution in Europe.

      We produce hyaluronan through a proprietary fermentation process. Currently, the primary commercial use for our hyaluronan is as a component in ophthalmic surgical solutions for cataract surgery. We are pursuing the development of several other applications of hyaluronan through our strategic alliances with a number of corporate partners for a variety of veterinary, drug delivery and wound care applications. We also are leveraging our specialized hyaluronan manufacturing skills to develop and manufacture non-hyaluronan products for medical applications.

      Our oral restorative division markets a comprehensive line of titanium-based dental implants for the replacement of lost or extracted teeth. Through various acquisitions, we have acquired the SUSTAIN® Dental Implant System, the RESTORE® Dental Implant System, and the Implant Support Systems line of compatible components. We have enhanced and expanded these product lines since their acquisition. We introduced our STAGE-1™ Single Stage Implant System in September 1999. Our oral restorative division also manufactures and markets tissue regeneration products for the restoration of soft tissue and bone resulting from deterioration due to periodontal disease and tooth loss. In May 1997, we acquired the TefGen™ product line which expanded and complemented the growing line of tissue regenerative products by adding a nonresorbable membrane to address the current clinical practice referred to as guided tissue regeneration. From June 1997 until August 2000, our tissue regeneration business included soft tissue applications such as AlloDerm® Dermal Graft, which we distributed on an exclusive basis to the U.S. dental market for LifeCell Corporation. In August 2000, the distribution agreement with LifeCell expired. In May 2000, we began exclusive dental industry representation of the bone allograft tissue products distributed by the Musculoskeletal Transplant Foundation, or MTF, the world’s largest bone tissue procurement and distribution service. These bone allografts are used as substitutes for the patient’s own bone in dental surgeries requiring grafting. We receive a representation fee for coordinating the relationship between MTF and the dental surgeon. Our oral restorative division’s products are marketed in the

United States through our direct sales force; in Italy and Germany through our foreign subsidiaries, in Sweden through a joint venture, and in other countries through distributors.

      STAGE-1, SUSTAIN, RESTORE and TefGen are our trademarks. AlloDerm is a trademark of LifeCell Corporation. The capitalized product name GYNECARE INTERGEL is a trademark of ETHICON, INC. All other trademarks used in this prospectus are the property of their respective owners.

      We were incorporated in Minnesota in 1965.   Our executive offices are located at 3515 Lyman Boulevard, Chaska, Minnesota 55318 and our telephone number is (952) 368-4300. For further information, see the documents incorporated by reference herein as described under “Incorporation of Certain Documents by Reference.”

SELLING SHAREHOLDERS

      On March 15, 2001, we entered into an agreement with Lancet Software Development, Inc. whereby Lancet agreed to develop an eCommerce site for us to market our goods worldwide. Payments due under the agreement may be made in the form of our common stock. On April 4, 2001, we paid the first amount due on a progress billing for the work performed to date in the form of 20,973 shares of common stock to Lancet. On June 20, 2001, we paid the second amount due on a progress billing for the work performed to date in the form of 23,152 shares of unregistered common stock to Lancet. In each case, the number of shares issued to Lancet was determined using a formula based on the quoted market value of our common stock as determined on the Nasdaq National Market.

      The following table sets forth certain information, as of July 15, 2001, as to the maximum number of shares that may be sold by the selling shareholder pursuant to this prospectus.

Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares
	Beneficially Owned	Pursuant to this	Beneficially Owned
Name	Prior to Offering	Prospectus	After Offering[1]

Lancet Software

Development, Inc.	23,152	23,152	0

[1] Assumes the sale of all shares covered by this prospectus.

PLAN OF DISTRIBUTION

      The shares will be offered and sold by the selling shareholder for their own account. We will not receive any proceeds from the sale of the shares pursuant to this prospectus. We have agreed to pay the expenses of registration of the shares, including legal and accounting fees.

      The shares offered hereby may be sold by the selling shareholder, from time to time in transactions on the Nasdaq National Market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholder.

      The selling shareholder and any broker-dealer or agents that participate with the selling shareholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

EXPERTS

      Our audited financial statements and schedule as of June 30, 2000 and 1999 and for each of the three years in the period ended June 30, 2000 incorporated herein and in the registration statement by reference to our Annual Report on Form 10-K have been audited by Grant Thornton LLP, independent certified public accountants, to the extent set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the shares offered hereby has been passed upon for us by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.